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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                             (AMENDMENT NO. 3)
                           TENDER OFFER STATEMENT
    PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                                SCHEDULE 13D
                             (AMENDMENT NO. 3)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              ----------------
                    BUTTREY FOOD AND DRUG STORES COMPANY
                         (NAME OF SUBJECT COMPANY)

                        LOCOMOTIVE ACQUISITION CORP.
                             ALBERTSON'S, INC.
                                 (BIDDERS)

                              ----------------
                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                              ----------------
                                 124234105
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ----------------
                           THOMAS R. SALDIN, ESQ.
                             ALBERTSON'S, INC.
                          250 PARKCENTER BOULEVARD
                                P.O. BOX 20
                             BOISE, IDAHO 83726
                         TELEPHONE: (208) 395-6200
                         FACSIMILE: (208) 395-6225
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPY TO:
                         THEODORE J. KOZLOFF, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                    FOUR EMBARCADERO CENTER, SUITE 3800
                      SAN FRANCISCO, CALIFORNIA 94111
                         TELEPHONE: (415) 984-6400
                         FACSIMILE: (415) 984-2698

                               APRIL 30, 1998
     (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)

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                         CALCULATION OF FILING FEE
                    TRANSACTION VALUATION* $141,424,821
                        AMOUNT OF FILING FEE $28,285

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* Estimated for purposes of calculating the amount of the filing fee only.
  This amount assumes the purchase of 9,124,182 shares of common stock, $.01 par value (the "Shares"), of Buttrey Food and Drug Stores Company at a price of $15.50 per Share in cash. Such number of Shares represents the 8,644,631 Shares outstanding as of January 23, 1998 and assumes the issuance prior to the consummation of the Offer of 479,551 Shares upon the exercise of outstanding options and warrants. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]Check box if any part of the fee is offset as provided by Rule 0-11
   (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,285
Form or Registration No.: Schedule 14D-1 and Schedule 13D
Filing Party: Locomotive Acquisition Corp. and Albertson's, Inc.
Date Filed: January 26, 1998




      This Amendment No. 3 to the Tender Offer Statement on Schedule 14D-1 and Amendment No. 3 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D originally filed on January 26, 1998 (the "Schedule 14D-1") by Albertson's, Inc., a Delaware corporation ("Parent"), and Locomotive Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Buttrey Food and Drug Stores Company, a Delaware corporation (the "Company"), at $15.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 26, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the
Schedule 14D-1.


ITEM 10.    ADDITIONAL INFORMATION.

      Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued by Parent on April 30, 1998, a copy of which is filed as Exhibit (a)(11) to the Schedule 14D-1.

      Item 10(f) is hereby further amended and supplemented by the following:

      Section 11 is hereby supplemented to add the following:

            Pursuant to an agreement, dated as of April 30, 1998, by and among Parent, Purchaser and the Company, the parties agreed to extend the Expiration Date of the Offer to 12:00 midnight, New York City time, on Wednesday, July 15, 1998. In the event that all conditions to the Offer are satisfied on or before the day that is 10 business days prior to the Expiration Date, the Expiration Date will be changed to 12:00 midnight, New York City time, on the day that is 10 business days following the date on which Parent and Purchaser file with the Commission an amendment to the Schedule 14D-1 noting such change. Parent and Purchaser have agreed to file such amendment on or before the second business day following the day on which such conditions have been satisfied. In the event that Parent and Purchaser so change the Expiration Date, Parent and Purchaser shall, upon the filing with the Commission of the amendment to the Schedule 14D-1 noting such change, waive any and all rights either of them may have to further extend the Expiration Date, including any such right which may be provided by the Merger Agreement. Notice of such Schedule 14D-1 amendment will be given to the Company's stockholders promptly by press release and by a mailing thereto.


ITEM 11.    MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following:

      (a)(11) Press Release of Parent dated April 29, 1998.

      (c)(5) Second Extension, Early Termination and Waiver Agreement, dated as of April 30, 1998, by and among Parent, Purchaser and the Company.






                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April  30, 1998

                                           LOCOMOTIVE ACQUISITION CORP.


                                           By: /s/ GARY G. MICHAEL
                                           Name:  Gary G. Michael
                                           Title: President


                                           ALBERTSON'S, INC.


                                           By: /s/ GARY G. MICHAEL
                                           Name:  Gary G. Michael
                                           Title: Chairman of the Board
                                                  and Chief Executive Officer



                             INDEX TO EXHIBITS

 Exhibit
  Number    Exhibit
 -------    -------
 (a)(11)    Press Release of Parent dated April 29, 1998.

  (c)(5) Second Extension, Early Termination and Waiver Agreement, dated as of April 30, 1998, by and among Parent, Purchaser and the Company.